Telestone Technologies Corporation

Floor 10, Ruida Plaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

January 29, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Telestone Technologies Corporation Form 10-K Filed March 30, 2012 Response dated December 14, 2012 File No. 001-32503

Dear Mr. Spirgel:

As discussed with the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), Telestone Technologies Corporation (the “Company”) will not be able to respond within ten (10) business days to the comments contained in a letter the Company received from the SEC dated January 16, 2013 (the “Letter”). The Company requires additional time to provide thorough responses to the comments in the Letter.  The Company intends to provide a response to the Letter no later than February 8, 2013.

Should you have any questions or comments, please contact Jiannan Zhang of Cadwalader, Wickersham & Taft LLP, our outside legal counsel, at +86 (10) 6599-7270.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer